UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

China Ming Yang Wind Power Group Limited

(Name of the Issuer)

China Ming Yang Wind Power Group Limited

Zhongshan Ruisheng Antai Investment Co., Ltd

Regal Concord Limited

Regal Ally Limited

Chuanwei Zhang

First Windy Investment Corp.

Ling Wu

Rich Wind Energy Three Corp.

Jiawan Cheng

Yunshan Jin

Zhongmin Shen

Jinfa Wang

Jianren Wen

Rui Zhang

Anhui Zhongan Xinzhao Private Equity Investment LLP

Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company

China Merchants Kunlun Capital Co., Ltd.

Dajun Shengshi Selection Investment Fund

Shanghai Dajun Asset Management Fund

Shanghai Dajun Guancheng Capital Fund

Zhejiang Dajun Asset Management Company Limited

Xiang Hu

Guangzhou Huifu Kaile Investment (L.P.)

Guangzhou Huiyin Bosen Investment (L.P.)

Guangzhou HYAF Fund Management Ltd. Company

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

16951C108

(CUSIP Number)1

China Ming Yang Wind Power Group Limited

Ming Yang Industry Park

22 Torch Road, Torch Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Attention: Ng Kwok Yin, Ricky

Telephone: +86 760-2813-8666

Zhongshan Ruisheng Antai Investment Co., Ltd

Room 101, Ming Yang Electrical Office Building

25 Jiang Ling West Road, Torch Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Attention: Chuanwei Zhang

Telephone: +86 760-2813-8888

Regal Concord Limited Ming Yang Industry Park 22 Torch Road, Torch Development Zone Zhongshan, Guangdong 528437 People’s Republic of China Attention: Chuanwei Zhang Telephone: +86 760-2813-8666	Regal Ally Limited Unit 201, 2/F, Malaysia Building 50 Gloucester Road Wanchai, Hong Kong Attention: Nana Wong Telephone: +852 2527-5497

Chuanwei Zhang

First Windy Investment Corp.

Ling Wu

Rich Wind Energy Three Corp.

Jiawan Cheng

Yunshan Jin

Zhongmin Shen

Jinfa Wang

Jianren Wen

Rui Zhang

c/o China Ming Yang Wind Power Group Limited

Ming Yang Industry Park

22 Torch Road, Torch Development Zone

Zhongshan, Guangdong 528437

People’s Republic of China

Telephone: +86 760-2813-8666

Anhui Zhongan Xinzhao Private Equity Investment LLP

Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company

China Merchants Kunlun Capital Co., Ltd.

20F Tower B, East Pacific International Center,

No.7888 Shennan Avenue, Futian District,

Shenzhen 518040

People’s Republic of China

Attention: Duanyi Mao

Telephone: +86 755-8891-7931

Dajun Shengshi Selection Investment Fund

Shanghai Dajun Asset Management Fund

Shanghai Dajun Guancheng Capital Fund

Zhejiang Dajun Asset Management Company Limited

Xiang Hu

Room 1601, Taikang International Building, No.2 Wudinghou Street, Xicheng District,

Beijing, 100140, People’s Republic of China

Attention: Qiaoning Chen

Telephone: +86 10-5608-6973

Guangzhou HYAF Fund Management Ltd. Company

Guangzhou Huifu Kaile Investment (L.P.)

Guangzhou Huiyin Bosen Investment (L.P.)

Room 5205, International Finance Centre,

Zhujiang West Road, Zhujiang New Town,

Guangzhou, People’s Republic of China

Attention: Junshi Wu

Tel: +86 20-2338-8666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: +86 10 6535-5577	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35/F ICBC Tower 3 Garden Road Central, Hong Kong Facsimile: +852 28697694

Karen M. Yan, Esq.

Fenwick & West LLP

Unit 908, Kerry Parkside Office

No. 1155 Fang Dian Road

Pudong, Shanghai 201204, People’s Republic of China

Telephone: +86 21 8017-1206

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$222,414,248	$22,397.11

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $2.51 for 87,690,121 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction and (b) the product of 1,895,118 ordinary shares issuable under all outstanding options and share purchase right multiplied by $1.22 per share (which is the difference between $2.51 per share merger consideration and the weighted average exercise price of $1.29 per share (the “Transaction Valuation”))
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

INTRODUCTION

This Amendment No. 2 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Ming Yang Wind Power Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of ordinary shares, par value US$0.001 per share (collectively the “Shares” and each a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing one ordinary share of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Chuanwei Zhang (“Mr. Zhang”), a citizen of the People’s Republic of China; (c) First Windy Investment Corp., a business company with limited liability incorporated under the laws of the British Virgin Islands; (d) Ms. Ling Wu, a citizen of Saint Christopher and Nevis; (e) Rich Wind Energy Three Corp., a business company with limited liability incorporated under the laws of the British Virgin Islands; (f) Mr. Jinfa Wang, a citizen of the People’s Republic of China; (g) Mr. Jianren Wen, a citizen of the People’s Republic of China; (h) Mr. Yunshan Jin, a citizen of the People’s Republic of China; (i) Mr. Jiawan Cheng, a citizen of the People’s Republic of China; (j) Mr. Zhongmin Shen, a resident of the Hong Kong Special Administrative Region; (k) Mr. Rui Zhang, a citizen of the People’s Republic of China; (l) Shanghai Dajun Guancheng Capital Fund, a limited partnership formed under the laws of the People’s Republic of China; (m) Shanghai Dajun Asset Management Fund, a limited partnership formed under the laws of the People’s Republic of China; (n) Zhejiang Dajun Asset Management Company Limited, a limited liability company organized under the laws of the People’s Republic of China; (o) Dajun Shengshi Selection Investment Fund, a private equity fund raised under the laws of the People’s Republic of China and managed by Zhejiang Dajun Asset Management Company Limited; (p) Mr. Xiang Hu, a citizen of the People’s Republic of China; (q) Guangzhou HYAF Fund Management Ltd. Company, a limited liability company organized under the laws of the People’s Republic of China; (r) Guangzhou Huifu Kaile Investment (L.P.), a limited partnership formed under the laws of the People’s Republic of China; (s) Guangzhou Huiyin Bosen Investment (L.P.), a limited partnership formed under the laws of the People’s Republic of China; (t) Anhui Zhongan Xinzhao Private Equity Investment LLP, a limited partnership formed under the laws of the People’s Republic of China; (u) Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company, a limited liability company incorporated under the laws of the Peoples’ Republic of China; (v) China Merchants Kunlun Capital Co., Ltd., a limited liability company incorporated under the laws of the Peoples’ Republic of China; (w) Zhongshan Ruisheng Antai Investment Co., Ltd, a limited liability company incorporated under the laws of the People’s Republic of China (“Holdco”); (x) Regal Concord Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”); and (y) Regal Ally Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Mr. Zhang, First Windy Investment Corp., Ms. Ling Wu, Rich Wind Energy Three Corp., Mr. Jinfa Wang, Mr. Jianren Wen, Mr. Yunshan Jin, Mr. Jiawan Cheng, Mr. Zhongmin Shen and certain other rollover shareholders, namely Yuan Li, Eapard Investment Management Co., Ltd., Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Guomin Chen, Xueliang Ma, Yanhua Li, Renjing Cao and Longquan Yan, are collectively referred to herein as the “Rollover Shareholders.” Shanghai Dajun Guancheng Capital Fund, Shanghai Dajun Asset Management Fund, Zhejiang Dajun Asset Management Company Limited, Dajun Shengshi Selection Investment Fund, Guangzhou HYAF Fund Management Ltd. Company, Guangzhou Huifu Kaile Investment (L.P.), Guangzhou Huiyin Bosen Investment (L.P.), and Anhui Zhongan Xinzhao Private Equity Investment LLP are collectively referred to herein as the “Sponsors.” Holdco, Parent, Merger Sub, the Sponsors and the Rollover Shareholders are collectively referred to herein as the “Buyer Group.” Mr. Zhang, First Windy Investment Corp., Ms. Ling Wu, Rich Wind Energy Three Corp., Mr. Rui Zhang, Mr. Jinfa Wang, Mr. Jianren Wen, Mr. Yunshan Jin, Mr. Jiawan Cheng, Mr. Zhongmin Shen, Sponsors, Mr. Xiang Hu, Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company, China Merchants Kunlun Capital Co., Ltd., Holdco, Parent and Merger Sub are collectively referred to herein as the “Buyer Group Filing Persons.”

On February 2, 2016, Holdco, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) after the Merger as a wholly owned subsidiary of Parent. Parent is wholly owned by Holdco, which is currently wholly owned Mr. Zhang and Mr. Rui Zhang, a citizen of the People’s Republic of China and the son of Mr. Zhang, and controlled by Mr. Zhang. At the effective time of the Merger (the “Effective Time”), Holdco will be beneficially owned by Mr. Zhang and the Sponsors. If the Merger is completed, the Company will continue its operations as a privately held company and will be beneficially owned by the Rollover Shareholders and Parent.

Under the terms of the Merger Agreement, at the Effective Time, each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (a) the Rollover Shares, (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Islands Companies Law”) (the “Dissenting Shares”), (c) Shares owned by any of the Company and its Subsidiaries (if any) and (d) Shares (including Shares held by the ADS Depositary (as defined below) in respect of ADSs) reserved (but not yet allocated) by the Company, immediately prior to the Effective Time, for issuance and allocation upon exercise or settlement of each outstanding option award issued by the Company pursuant to the Company’s 2010 Equity Incentive Plan (the “Share Incentive Plan”) that entitles the holder thereof to purchase one Share upon the vesting of such award (Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled and cease to exist in exchange for the right to receive US$2.51 in cash per Share without interest and net of any applicable withholding taxes. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) will be cancelled in exchange for the right to receive US$2.51 in cash per ADS without interest and net of any applicable withholding taxes. The holders of ADSs will bear any applicable fees, charges and expenses of Citibank, N.A., in its capacity as the ADS depositary (the “ADS Depositary”) in connection with the distribution of the merger consideration to holders of ADSs, including applicable cancellation fees pursuant to the terms and conditions of the deposit agreement, dated as of October 6, 2010, by and among the Company, the ADS Depositary and all holders and beneficial owners of ADSs issued thereunder. If the Merger is completed, the Excluded Shares (other than the Dissenting Shares), including Excluded Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time, will be cancelled and cease to exist without payment of any consideration or distribution therefor. Each Rollover Share issued and outstanding immediately prior to the Effective Time will be converted into one ordinary share of the Surviving Company and no cash consideration will be received by the holders thereof. The Dissenting Shares issued and outstanding immediately prior to the Effective Time will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares as determined in accordance with the Cayman Islands Companies Law.

In addition to the foregoing, at the Effective Time, the Company will (i) cancel all options to purchase Shares (the “Company Options”) under the Share Incentive Plan that are then vested, outstanding and unexercised. Each holder of such cancelled Company Options shall have the right to receive as soon as practicable following the Effective Time an amount in cash equal to the excess of US$2.51 over the applicable per share exercise price of such Company Options multiplied by the number of Shares underlying such Company Options, and (ii) convert each Company Option under the Share Incentive Plan that is then unvested, outstanding and unexercised into an option with substantially the same terms and conditions as the cancelled Company Options to purchase the number of ordinary shares of Parent or an affiliate of Parent that is equal to the product of (A) the number of Shares subject to such unvested Company Options immediately prior to the Effective Time, multiplied by (B) a fraction, the numerator of which shall be the Per Share Merger Consideration and the denominator of which shall be the fair market value of an ordinary share of Parent or such affiliate of Parent at the Effective Time as determined in good faith by the board of directors of Parent or such affiliate of Parent (such fraction, the “Option Exchange Ratio”) at an exercise price per ordinary share of Parent or such affiliate of Parent (rounded up to the nearest whole cent) equal to (x) the exercise price for each such Ordinary Share subject to such Unvested Company Option immediately prior to the Effective Time divided by (y) the Option Exchange Ratio.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of shares representing two-thirds or more of the voting rights of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders held in accordance with its memorandum and articles of association.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. China Ming Yang Wind Power Group Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group Filing Persons’ Purposes of and Reasons for the Merger”

•	“Special Factors—Rollover Agreement”

•	“Special Factors—Support Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of Certain Persons in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet— Dissenters’ Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex D—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Shareholders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Shareholders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“Transactions in Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group Filing Persons’ Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Rollover Agreement”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet —Consortium Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Rollover Agreement”

•	“Special Factors—Support Agreement”

•	“Special Factors—Consortium Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Buyer Group Filing Persons’ Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group Filing Persons’ Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Buyer Group Filing Persons’ Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Buyer Group Filing Persons’ Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Buyer Group Filing Persons’ Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group Filing Persons as to Fairness of the Merger”

•	“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinions of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Special Factors—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

•	“Annex C—Opinion of Duff & Phelps, the Special Committee’s Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Consortium Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Consortium Agreement”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group Filing Persons as to Fairness of the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Consortium Agreement”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Consortium Agreement”

•	“The Extraordinary General Meeting—The Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2014 and 2015 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2015, originally filed on May 2, 2016 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex E—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated May 5, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated February 3, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(b)-(1)	Equity Commitment Letter, dated as of February 4, 2016, by Chuanwei Zhang in favor of Regal Concord Limited, incorporated herein by reference to Exhibit 99.E to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(2)	Equity Commitment Letter, dated as of February 4, 2016, by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.F to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(3)	Equity Commitment Letter, dated as of February 2, 2016, by Guangzhou HYAF Fund Management Ltd. Company, Guangzhou Huifu Kaile Investment (L.P.) and Guangzhou Huiyin Bosen Investment (L.P.) in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.G to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(4)	Equity Commitment Letter, dated as of February 2, 2016, by Shanghai Dajun Guancheng Capital Fund, Shanghai Dajun Asset Management Fund, Zhejiang Dajun Asset Management Company Limited and Dajun Shengshi Selection Investment Fund in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.H to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(5)	Debt Commitment Letter, dated as of February 2, 2016, by Guangdong Branch of China Construction Bank in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.I to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated February 2, 2016, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 2, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of February 2, 2016, among China Ming Yang Wind Power Group Limited, Zhongshan Ruisheng Antai Investment Co., Ltd, Regal Concord Limited and Regal Ally Limited, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of February 4, 2016, by Chuanwei Zhang in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 2, 2016.

(d)-(3)	Limited Guarantee, dated as of February 2, 2016, by Shanghai Dajun Guancheng Capital Fund in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(d)-(4)	Limited Guarantee, dated as of February 2, 2016, by Guangzhou Huifu Kaile Investment (L.P.) in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(d)-(5)	Limited Guarantee, dated as of February 4, 2016, by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on March 2, 2016.

(d)-(6)	Consortium Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, Ling Wu, First Windy Investment Corp., Rich Wind Energy Three Corp., Guangzhou Huifu Kaile Investment (L.P.) and Shanghai Dajun Guancheng Capital Fund incorporated herein by reference to Exhibit 99.C to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(7)	Rollover Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co.Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited, incorporated herein by reference to Exhibit 99.J to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(8)	Support Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co.Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited, incorporated herein by reference to Exhibit 99.J to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on March 2, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

China Ming Yang Wind Power Group Limited

By	/s/ STEPHEN MARKSCHEID
Name:	Stephen Markscheid
Title:	Special Committee Member

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Zhongshan Ruisheng Antai Investment Co., Ltd

By	/s/ CHUANWEI ZHANG
Name:	Chuanwei Zhang
Title:	Director

Regal Concord Limited

By	/s/ CHUANWEI ZHANG
Name:	Chuanwei Zhang
Title:	Director

Regal Ally Limited

By	/s/ CHUANWEI ZHANG
Name:	Chuanwei Zhang
Title:	Director

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Chuanwei Zhang

/s/ CHUANWEI ZHANG

First Windy Investment Corp.

By	/s/ CHUANWEI ZHANG
Name:	Chuanwei Zhang
Title:	Director

Ling Wu

/s/ LING WU

Rich Wind Energy Three Corp.

By	/s/ LING WU
Name:	Ling Wu
Title:	Director

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Shanghai Dajun Guancheng Capital Fund

By	/s/ XIANG HU
Name:	Xiang Hu
Title:	Executive Partner Delegate

Shanghai Dajun Asset Management Fund

By	/s/ XIANG HU
Name:	Xiang Hu
Title:	Executive Partner Delegate

Zhejiang Dajun Asset Management Company Limited

By	/s/ XIANG HU
Name:	Xiang Hu
Title:	General Manager

Dajun Shengshi Selection Investment Fund

By:	/s/ XIANG HU
Name:	Xiang Hu
Title:	Authorized Signatory

Xiang Hu
/s/ XIANG HU

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Guangzhou HYAF Fund Management Ltd. Company

By	/s/ LUO JIN
Name:	Luo Jin
Title:	Chairman

Guangzhou Huifu Kaile Investment (L.P.)

By	/s/ LI XIANGMIN
Name:	Li Xiangmin
Title:	Appointed Representative

Guangzhou Huiyin Bosen Investment (L.P.)

By	/s/ LI XIANGMIN
Name:	Li Xiangmin
Title:	Appointed Representative

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Anhui Zhongan Xinzhao Private Equity Investment LLP

By	/s/ GUANG YANG
Name:	Guang Yang
Title:	Executive Partner Delegate

Shenzhen Xinzhao Zhongan Capital Management Limited Liability Company

By:	/s/ GUANG YANG
Name:	Guang Yang
Title:	Executive Partner Delegate

China Merchants Kunlun Capital Co., Ltd.

By:	/s/ GUANG YANG
Name:	Guang Yang
Title:	Executive Partner Delegate

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Jinfa Wang

/s/ JINFA WANG

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Jianren Wen

/s/ JIANREN WEN

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Yunshan Jin

/s/ YUNSHAN JIN

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Jiawan Cheng

/s/ JIAWAN CHENG

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Zhongmin Shen

/s/ ZHONGMIN SHEN

[Signature Page to Schedule 13E-3/A]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2016

Rui Zhang

/s/ RUI ZHANG

[Signature Page to Schedule 13E-3/A]

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated May 5, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated February 3, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(b)-(1)	Equity Commitment Letter, dated as of February 4, 2016, by Chuanwei Zhang in favor of Regal Concord Limited, incorporated herein by reference to Exhibit 99.E to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(2)	Equity Commitment Letter, dated as of February 4, 2016, by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.F to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(3)	Equity Commitment Letter, dated as of February 2, 2016, by Guangzhou HYAF Fund Management Ltd. Company, Guangzhou Huifu Kaile Investment (L.P.) and Guangzhou Huiyin Bosen Investment (L.P.) in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.G to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(4)	Equity Commitment Letter, dated as of February 2, 2016, by Shanghai Dajun Guancheng Capital Fund, Shanghai Dajun Asset Management Fund, Zhejiang Dajun Asset Management Company Limited and Dajun Shengshi Selection Investment Fund in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.H to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(b)-(5)	Debt Commitment Letter, dated as of February 2, 2016, by Guangdong Branch of China Construction Bank in favor of Zhongshan Ruisheng Antai Investment Co., Ltd, incorporated herein by reference to Exhibit 99.I to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated February 2, 2016, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated February 2, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of February 2, 2016, among China Ming Yang Wind Power Group Limited, Zhongshan Ruisheng Antai Investment Co., Ltd, Regal Concord Limited and Regal Ally Limited, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of February 4, 2016, by Chuanwei Zhang in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 2, 2016.

(d)-(3)	Limited Guarantee, dated as of February 2, 2016, by Shanghai Dajun Guancheng Capital Fund in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(d)-(4)	Limited Guarantee, dated as of February 2, 2016, by Guangzhou Huifu Kaile Investment (L.P.) in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K furnished by the Company to the SEC on February 3, 2016.

(d)-(5)	Limited Guarantee, dated as of February 4, 2016, by Anhui Zhongan Xinzhao Private Equity Investment LLP in favor of China Ming Yang Wind Power Group Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on March 2, 2016.

(d)-(6)	Consortium Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, Ling Wu, First Windy Investment Corp., Rich Wind Energy Three Corp., Guangzhou Huifu Kaile Investment (L.P.) and Shanghai Dajun Guancheng Capital Fund incorporated herein by reference to Exhibit 99.C to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(7)	Rollover Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co. Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited, incorporated herein by reference to Exhibit 99.J to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(d)-(8)	Support Agreement, dated as of February 2, 2016, by and among Chuanwei Zhang, First Windy Investment Corp., Ling Wu, Rich Wind Energy Three Corp., Yuan Li, Eapard Investment Management Co. Ltd, Cai Stephanie Ye, SCGC Capital Holding Company Limited, Ironmont Investment Co., Ltd., Jinfa Wang, Jianren Wen, Guomin Chen, Xueliang Ma, Yunshan Jin, Yanhua Li, Renjing Cao, Jiawan Cheng, Longquan Yan, Zhongmin Shen and Regal Concord Limited, incorporated herein by reference to Exhibit 99.J to Schedule 13D, as amended, filed with the SEC by Chuanwei Zhang, First Windy Investment Corp., Ling Wu and Rich Wind Energy Three Corp. on February 5, 2016.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on March 2, 2016.